## SCHEDULE I

### Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens.

### OFFICERS:

| Name | Present Principal Occupation or Employment |
|------|-------------------------------------------|
| Stephen A. Schwarzman | Founder, Chairman and Chief Executive Officer of Blackstone Inc. |
| Jonathan D. Gray | President, Chief Operating Officer of Blackstone Inc. |
| Michael S. Chae | Vice Chairman, Chief Financial Officer of Blackstone Inc. |
| John G. Finley | Chief Legal Officer of Blackstone Inc. |
| Vikrant Sawhney | Chief Administrative Officer of Blackstone Inc. |

### DIRECTORS:

| Name | Present Principal Occupation or Employment |
|------|-------------------------------------------|
| Stephen A. Schwarzman | Founder, Chairman and Chief Executive Officer of Blackstone Inc. |
| Jonathan D. Gray | President, Chief Operating Officer of Blackstone Inc. |
| Joseph P. Baratta | Global Head of Private Equity at Blackstone Inc. |
| James W. Breyer | Founder and Chief Executive Officer of Breyer Capital |
| Reginald J. Brown | Partner for the law firm, Kirkland & Ellis |
| Rochelle B. Lazarus | Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide |
| William G. Parrett | Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA) |
| Ruth Porat | President & Chief Investment Officer, Alphabet and Google |

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Common Stock or has had any transactions in Common Stock in the past 60 days.